Exhibit 6.3

JOINT DEVELOPMENT AND LICENSE AGREEMENT

This Joint Development and License Agreement (the “Agreement”) is made as of this 13th day of December, 2000 (the “Effective Date”), by and among Emory University, a Georgia non-profit corporation, through its Robert W. Woodruff Health Sciences Center (the “University”), Emory Healthcare, Inc., a Georgia non-profit corporation (“Emory Healthcare”; collectively, the University and Emory Healthcare are referred to in this agreement as “Emory”), and MD Technologies, Inc., a Delaware business corporation (“MDT”).

WHEREAS, MDT is an ASP in the business of providing web-based physician practice management tools;

WHEREAS, MDT has developed an internet-based, interactive application for managing personal healthcare and consumer-provider relationships and interactivity with physicians (“My Medtopia”), and an internet-based physician practice management software application providing comprehensive practice management applications for small and medium-sized physician practices (“Medtopia”) (collectively, My Medtopia and Medtopia are referred to in this Agreement as the “Applications”);

WHEREAS, MDT desires to test, develop, modify and promote the Applications in large, integrated healthcare delivery and multi-specialty physician office settings; and

WHEREAS, Emory is developing the Emory Healthcare website (the “Website”) available to its physicians, patients and the general public, and desires to integrate the My Medtopia Health Manager features described in Exhibit A onto its Website; and

WHEREAS, Emory desires to test Medtopia as an alternative practice management system in portions of its healthcare organizations and practices;

WHEREAS, Emory, through its physicians and staff, possesses expertise concerning the information-technology needs of large integrated healthcare delivery organizations and multi-specialty physician office practices;

WHEREAS, MDT and Emory desire to enter into a joint development and licensing collaboration pursuant to which MDT will license the Applications to Emory, and Emory will provide healthcare expertise to assist MDT in testing, designing and developing features and functionality of the Applications for use in large integrated healthcare delivery organizations and multi-specialty physician office practices, and Emory will evaluate the utility of the Application in such organizations.

NOW, THEREFORE, based on the foregoing premises and the mutual promises contained in this Agreement, the Parties hereby agree as follows:

1. Joint Development Program. MDT and Emory desire to undertake collaborative activities to test, develop, design modifications and enhancements to, and add new features and functionality to, the Applications (the “Joint Development Program”). MDT shall provide and license to Emory the Applications for Emory’s integration and use, as described herein. Emory’s sole responsibility with respect to the Joint Development Program or the implementation of any

Development Plan (as defined below) will be to provide healthcare expertise, based on its own business needs, concerning the desirability and usefulness of the Applications in large integrated healthcare organizations and multi-specialty physician office practices, and propose modifications or additions thereto. MDT shall, at its sole expense, be responsible for providing all technical support and expertise necessary or desirable to design and implement any specifications, suggestions, modifications or additions to the Applications conceived under the Joint Development Program. MDT shall be solely responsible for commercial utilization of the Applications, including without limitation, all marketing, advertising, production, dissemination and sale of the Applications.

2. My Medtopia.

2.1 License Grant. MDT hereby grants to Emory a license to integrate the My Medtopia Health Manager onto its Website by placement of a My Medtopia icon on the Website, and to allow Website users who agree to the My Medtopia terms of use mutually acceptable to Emory and MDT to access and use My Medtopia Health Manager at no charge. This license grant shall be effective for a period of eighteen (18) months from the later of (i) the date the Website is made available to the general public for use; or (ii) the date the My Medtopia Health Manager is fully installed and integrated onto the Website and accessible to users. Thereafter, Emory shall have a free, paid-up license to use My Medtopia on its Website until a minimum of five thousand (5,000) subscribers have registered to use My Medtopia through the Website. Thereafter, Emory shall have the option to use My Medtopia by paying MDT the subscription fee that MDT is then charging similarly situated customers, less a fifty percent (50%) discount.

2.2 Installation and Integration. Pursuant to a mutually agreeable Development Plan, MDT, with the assistance of Emory, will install and integrate the My Medtopia Health Manager onto the Website. MDT shall also provide, at its expense, training to Emory’s employees and agents on the features, functionality and use of the My Medtopia Health Manager.

2.3 Evaluation. Emory will evaluate My Medtopia and propose modifications and enhancements thereto, and additional features of, My Medtopia that would be desirable and beneficial to other large integrated healthcare organizations.

2.4 Emory Physicians. Provided the My Medtopia Health Manager is integrated onto the Website in a manner acceptable to Emory and performs to the satisfaction of Emory, Emory shall, at its expense, use reasonable efforts to provide information concerning the features and availability of the My Medtopia Health Manager through the Website to its employee physicians. MDT, at its expense, shall make available to Emory My Medtopia Health Manager marketing materials for distribution by Emory to employee physicians. MDT shall cooperate with Emory in making presentations concerning My Medtopia to Emory’s employee physicians.

2.5 Restrictions. On the Website and in all presentations and materials regarding My Medtopia, Emory will state that the product is provided in conjunction with “MD Technologies, a research affiliate of Emory Healthcare.” Emory will provide no endorsement or advertising content on the Website or otherwise with regard to MDT, its products or services (including, without limitation, the Applications), and MDT shall refrain from stating or implying any such endorsement. Emory will be solely responsible for determining if and when to accept any advertising content or sponsorship for any other person or entity on the Website. Furthermore, MDT shall not place any advertising on the My Medtopia application accessible through the Website, without Emory’s prior written approval, which may be withheld in Emory’s sole discretion.

3. Medtopia.

3.1 License Grant. For a period of two (2) years from the date that Medtopia is installed in at least one practice group within Emory’s healthcare organization, MDT hereby grants to Emory a license to use, display, perform and reproduce Medtopia in locations and practices mutually agreed to by the parties, solely for the purpose of evaluating the features and functionality of Medtopia necessary and desirable to meet the practice, system and third party needs for the optimal management and operation of Emory’s physician practice components. Thereafter, Emory shall have the option to use Medtopia or any of its features in any of its practices by paying MDT the subscription fee that MDT is then charging similarly situated customers, less a forty percent (40%) discount.

3.2 Installation and Training. Pursuant to a mutually agreemed Development Plan, MDT shall, with the assistance of Emory, install and integrate Medtopia into its healthcare organizations and practices. Furthermore, MDT, at its expense, shall provide a minimum of twelve hours of on-site training to Emory’s employees and agents at each Emory facility that installs and uses Medtopia.

3.3 Testing and Evaluation. Medtopia is currently used exclusively in small and medium-sized physician practices, and the parties acknowledge that as of the date of this Agreement, Medtopia has not been designed for, nor tested for, use in large multi-specialty physician practices such as Emory. Emory will test Medtopia to determine if it is capable of effectively and efficiently operating in large physician practices and healthcare organizations. Emory will also develop and propose modifications and enhancements to, and additional features of, Medtopia that would be beneficial to Emory and other large health care practices and organizations.

4. My Medtopia/Medtopia Interactivity. Provided both Applications are functional with Emory’s systems and performs to the satisfaction of Emory, Emory will evaluate the interactive features of My Medtopia and Medtopia as used between physicians and patient to determine the utility and benefits of such interactivity, and to develop and propose modifications, enhancements and additional features thereto.

5. Support and Enhancements. MDT shall provide Emory with a sufficient number of user documentation and/or manuals that clearly and completely cover and describe the use and operation of the Applications. If Emory experiences any problems with either Application, it will promptly notify MDT and MDT shall, at its expense, use reasonable efforts to correct such problems. During the Term, MDT shall make available, at its expense, any and all Application updates, modifications and enhancements that it creates or develops to Emory, for Emory’s integration and use.

6. Development Plan. With regard to each Application to be evaluated by Emory, Emory and MDT will cooperate and work together in drafting one or more written plans evaluating the features and functionality of each Application, and developing and proposing modification or additions thereto (“Development Plan(s)”). Emory and MDT will periodically meet at Emory’s facilities to discuss and evaluate the progress of the Joint Development Program and the design and implementation of the Development Plan(s).

7. Program Participants. From time to time, Emory will designate employees or agents in various areas relevant to the Joint Development Program, including, but not limited to: (i) information systems; (ii) central business office operations; (iii) accounting department operations; (iv) clinical healthcare operations; and (v) procurement practices operations (“Program Participants”). These Program Participants shall be available during normal business hours to answer questions and address issues raised by MDT in relation to the Joint Development Program. The total combined time of all Program Participants in connection with the Joint Development Program shall not exceed twenty (20) hours per week.

8. Program Director. From time to time, Emory will designate an employee or agent to oversee the Joint Development Program with respect to each Application and to serve as a liaison with MDT with regard to the Joint Development Program (the “Program Director”). The Program Director shall be responsible for approving and implementing the Development Plan(s) and for appointing Emory faculty and staff to participate in the Joint Development Program. Emory may, at its discretion, appoint the same or different Program Directors to oversee the Joint Development Program with respect to each Application. Emory may remove a Program Director at any point, and shall use reasonable efforts to give MDT prior notice of such removal. The Program Director(s) shall at all times be employees or independent contractors, as the case may be, of Emory or its affiliated entities. Compensation of the Program Director(s) shall be the responsibility of Emory or its affiliated entities.

9. Consulting Agreements. MDT may enter into consulting agreements with faculty members or employees of Emory involved in the Joint Development Program only with the prior written approval of Emory following disclosure to Emory of the terms of the proposed arrangement. Relationships between MDT and Emory employees will at all times be subject to Emory’s applicable conflicts of interest policies.

10. Ownership and Use.

10.1 Applications. MDT shall be the exclusive owner throughout the world of, and retain all right, title and interest in and to, the Applications. Emory’s right to use the Applications shall be governed by this Agreement.

10.2 Development Results. Each party shall be the exclusive owner throughout the world of and retain all right, title and interest in and to all Joint Development Program-related work product that such party or its employees may solely develop under and subject to this Agreement, including all intellectual property rights therein (the “Development Results”); provided, that the parties shall jointly own throughout the world all right, title and interest in and to Development Results, conceived, developed, or made jointly by the parties or their respective agents or employees. Emory hereby grants to MDT and its successors and/or assigns, an unlimited, worldwide, perpetual license in all portions of any Development Results developed by Emory pursuant to this Agreement (including those produced jointly by Emory and MDT) for the purposes of creating, licensing, commercially exploiting, marketing, disseminating and displaying the Applications. This license shall include, without limitation, the right to reproduce, distribute, display (publicly or otherwise) and create derivative works based upon the Development Results for the above purposes, and shall be exclusive in MDT, its successors and/or assigns, even as against Emory, except that Emory retains the right for it and its affiliated entities to use, reproduce, display, perform and create derivative works from the Development Results (including those produced jointly with MDT) for purposes of scholarship, research and the delivery of healthcare services within Emory. Nothing in this Section shall be construed to limit the rights of Emory or its faculty or employees of publishing, in any medium or format, whether tangible or electronic, works that include facts, ideas or processes contained in or derived from the Development Results for the above-stated purposes.

11. Limitations of Liability.

11.1 Disclaimer of Warranties. Emory shall not knowingly infringe the intellectual property rights of any third party in producing any Development Results or in any other activity arising under this agreement. EXCEPT FOR THE FORGOING, AND NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, EMORY MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER CONCERNING THE DEVELOPMENT RESULTS OR ANY SERVICES PROVIDED HEREUNDER AND EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING THE WARRANTIES OF MERCHANTABILITY, NON-INFRINGEMENT, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY OR COMPATIBILITY. MDT expressly acknowledges that it accepts the Development Results from Emory “AS IS”.

11.2 Limitation of Damages. Except as otherwise provided under this Agreement, neither party shall be liable to the other under any legal theory or cause of action for any special, incidental, consequential or other indirect damages, including, without limitation, damages for lost profits or loss of data or Development Results, even if the party has been advised of the possibility of such damages.

11.3 Releases. MDT shall include in its arrangements with its licensees and business partners agreements by such licensees and business partners to release Emory and its affiliated entities and their respective employees, trustees and agents from Losses (as hereinafter defined) that they may incur or suffer arising from, related to or connected with any claims brought by third parties in connection with their use of an Application or any Development Results in whatever form.

12. Publication.

12.1 Emory Publications. Emory may publish information and data generated in the course of the Joint Development Program. Authorship of results of the Joint Development Program will be based on contributions of each party to the Joint Development Program, in accordance with academic standards and customs. Proper acknowledgement will be made for the contributions of each party to the information or data being published.

12.2 Press Releases. Emory and MDT shall cooperate to develop and deliver one or more press releases concerning the Joint Development Program. Any such press release will be subject to the prior written approval of both Emory and MDT.

12.3. Use of Emory’s Name and Logos by MDT. In any advertising or promotional activities concerning the Applications, MDT may state that the Applications were developed in conjunction with Emory and may describe the nature of the Joint Development Program, provided that (i) MDT discloses that Emory has an equity interest in MDT; (ii) MDT does not under any circumstances state or imply that Emory or any of its affiliated entities endorses MDT or any of its products or services, including the Applications; and (iii) MDT obtains Emory’s prior written approval before using the name of Emory or any of its affiliated entities in any publication, advertising or promotional materials, regardless of the form or media.

13. Confidentiality and Non-Disclosure.

13.1 Confidential Information. “Confidential Information” means information (whether or not specifically labeled or identified as confidential), in any form or medium that is of value to its owner and is treated as confidential. Confidential Information shall not include any information that (i) was publicly known at the time of its receipt by the receiving party or has become publicly known other than by a breach of this Agreement; (ii) was already known by the receiving party prior to its disclosure, without obligation to keep it confidential, at the time of its receipt, as evidenced by prior documentation thereof; (iii) is developed independently by the receiving party without use of the other party’s Confidential Information; (iv) is received by the receiving party in good faith form a third party lawfully in possession thereof without obligation to keep such information confidential and without requiring the receiving party to keep the information confidential; or (v) is required to be disclosed by law, by audit standards, for insurance underwriting purposes, or for conflict resolution.

13.2 Protection Measures. Neither party shall disclose the other party’s Confidential Information to any third party or use such Confidential Information for any purpose other then in connection with the Joint Development Program. Each party shall take reasonable measures, consistent with those taken to protect its own Confidential Information, and in no event less than commercially reasonable steps, to protect the other’s Confidential Information against disclosures in violation of this Agreement.

13.3 Breach. The parties agree that a breach of the terms of this Section 13 would result in irreparable injury to the non-breaching party for which a remedy in damages would be inadequate. The parties agree that in the event of actual or threatened breach, the non-breaching party shall be entitled to seek an injunction to prevent such actual or threatened breach. Nothing herein shall be construed as prohibiting the disclosing party from pursuing any other remedy available under this Agreement for such actual or threatened breach.

13.4 Survival. The obligations of confidentiality set forth in the Section 13 shall survive the termination or expiration of this Agreement for a period of two (2) years.

14. Compensation.

14.1 Stock Purchase. In consideration of Emory’s participation in the Joint Development Program, MDT will issue to Emory, or its designee, a certain number of shares of common stock in MDT pursuant to that certain Stock Purchase Agreement to be entered into by the parties contemporaneously with the execution of this Agreement.

14.2 Royalties. As deferred compensation for Emory’s contribution to the Joint Development Program and specifically for the development of the Development Results, MDT shall pay to Emory the following royalties:

(i)	Three percent (3%) of gross revenues received from all Medtopia subscription fees paid by users who are healthcare delivery organizations and/or entities that are operated or managed by, or in conjunction with, teaching institutions;

(ii)	Three percent (3%) of gross revenues received from all Medtopia subscription fees paid by individual organizations of physicians operating under a single Taxpayer Identification Number who have in excess of twenty-five (25) physician members or providers; and

(iii)	Twenty five percent (25%) of gross revenues received from the all sales, licensing, or other commercial exploitation of any product(s) jointly developed by MDT and Emory which are sold, licensed or exploited separately and not as part of the Applications.

MDT shall make such payments to the address provided in Section 19.5 on a quarterly basis and at the time of payment shall provide Emory with a written statement calculating the basis upon which such royalties were calculated. Upon reasonable notice from Emory, MDT shall make available its books and records to Emory for review in conjunction with the calculation of the royalties due hereunder.

14.3 Advertising Revenue-Sharing. Emory and MDT shall share equally in all advertising revenues generated by Emory that appear on My Medtopia accessible through the Website.

14.4 License Fee. In consideration of the licenses granted by MDT to Emory hereunder, Emory shall pay to MDT a one-time only license fee in the amount of One Hundred Thousand Dollars ($100,000.00), which shall be due and payable to MDT within ten (10) days of Emory’s execution of this Agreement

15. Indemnification.

15.1 Definition of Losses. For purposes of this Agreement, “Losses” shall mean any and all damages, penalties, fines, awards, judgments, payments, diminution in value and other losses, however suffered or characterized, all interest thereon, all costs and expenses of investigating, defending, or responding to any claim, threatened dispute, administrative proceeding, governmental investigation, lawsuit or arbitration and any appeal therefrom, all actual attorneys’ fees incurred in connection therewith, whether ornot such claim, lawsuit or arbitration is ultimately defeated, and all amounts paid incident to any compromise or settlement of any such claim, lawsuit or arbitration.

15.2 MDT’s Indemnification Obligations. MDT shall defend, indemnify and hold harmless Emory and its affiliated entities, successors and assigns, and their respective officers, directors, trustees, students, employees, members, representatives and agents (individually, an “Indemnified Party” and collectively, the “Indemnified Parties”), from any Losses arising from, related to or connected with: (i) this Agreement, the Applications, the Joint Development Program or any Development Results; (ii) any act or omission of MDT or its directors, officers, agents or employees; (iii) any claim that the Applications, or any portion or use thereof, infringes or misappropriates any patent, copyright, trade secret, trademark or other proprietary right. Notwithstanding the foregoing, MDT shall have no duty to defend, indemnify or hold harmless any Indemnified Party for Losses caused by the willful acts or omissions or gross negligence of, or violation of law by, such Indemnified Party.

15.3 Indemnification Procedures. If Emory receives notice of any claim or other commencement of any action or proceeding with respect to which MDT is obligated to provide indemnification pursuant to this Section, Emory shall give MDT written notice thereof as soon as reasonably practical, which notice shall specify, if known, the amount or an estimate of the amount of the liability arising therefrom. If MDT assumes the defense of an Indemnified Party under this Section, the Indemnified Party shall be entitled to participate in, but not control, any such defense, with its own counsel and at its own expense; except that, if the Indemnified Party, in its sole discretion, determines that there exists a conflict of interest between MDT and the Indemnified Party, the Indemnified Party shall have the right to engage separate counsel, the reasonable costs and expenses of which shall be paid by MDT.

16. Insurance. As of the effective date of this Agreement, MDT shall provide and maintain with a reputable and financially secure commercial carrier having an A.M. Best A rating or above and an A.M. best class size of XII, the insurance coverage listed on Exhibit B. MDT shall name Emory as an additional named insured on its insurance coverage described in this Section. All insurance policies shall provide that they shall not be canceled or allowed to lapse without first giving thirty (30) days’ prior written notice to Emory. Prior to the commencement of this Agreement, MDT shall furnish to Emory certificates of insurance evidencing the insurance coverage required under this Section. All such certificates shall indicate the additional named insured status of Emory, and the cancellation/nonrenewal provision required in this Section. Throughout the term of this Agreement, renewal certificates of insurance shall be delivered to Emory no later than thirty (30) days after the renewal anniversary date of any policy.

17. Joint Development Program Integrity. Each Party shall comply with applicable law relating to intellectual property, scientific integrity, and ethics in research, testing and development. Emory and its affiliated entities and their respective employees will at all times be governed by its own policies, including, without limit, those related to research and conflicts of interest.

18. Term and Termination.

18.1 Term. The term of this Agreement shall commence on the Effective Date and shall continue for two (2) years thereafter, unless earlier terminated as provided herein.

18.2 Mutual Termination. This Agreement may be terminated at any time by mutual written consent of the Parties hereto.

18.3 Termination by MDT. MDT may terminate this Agreement for cause in the event there is a material breach of this Agreement by Emory; provided, however, that MDT must first notify Emory in writing of the breach, and Emory shall have thirty (30) days to remedy the breach to the reasonable satisfaction of MDT. If Emory fails to cure the breach within the thirty (30)-day period, the Agreement shall be terminated.

18.4 Termination by Emory. Emory may terminate this Agreement for cause in the event of a material breach of this Agreement by MDT; provided, however, that Emory must notify MDT in writing of the breach, and MDT shall have thirty (30) days to cure the breach to the reasonable satisfaction of Emory. If MDT fails to cure the breach within the thirty (30)-day period, the Agreement shall be terminated. Notwithstanding the foregoing, MDT shall have fifteen (15) days to cure a breach involving compensation due and owing to Emory. Additionally, Emory may terminate this Agreement upon thirty (30) days written notice to MDT, if Emory, in its sole discretion, determines that Emory’s continued participation in the Joint Development Program will jeopardize Emory’s tax-exempt status.

19. Miscellaneous Terms and Conditions.

19.1 Exhibits. All Exhibits to this Agreement are hereby incorporated by reference.

19.2 Amendment. This Agreement may be amended only in writing by mutual agreement of the parties.

19.3 Independent Contractors. For the purpose of this Agreement and all services to be provided hereunder, Emory and MDT shall be, and shall be deemed to be, an independent contractor and not an agent or employee of the other party.

19.4 Counterparts. This Agreement may be signed in any number of counterparts, and all such counterparts shall be construed together as a single document.

19.5 Notices. All notices and other communications hereunder shall be in writing and shall be sent by personal delivery or registered or certified mail, or overnight delivery service, postage prepaid, or by facsimile with confirmed answer-back, addressed as follows:

If to MDT:	C/O Jose S. Canseco, CEO and Chairman 211 N. Roadway Drive New Orleans, LA 70124

If to Emory:	John T. Fox, President and COO Emory Healthcare WHSCAB, Suite 420 1440 Clifton Rd. N.E. Atlanta, GA 30322

Either party may change its address for receiving notice by written notice given to the other party. All notices shall be effective upon the earlier of actual delivery or when deposited in the mail addressed as set forth above.

19.6 Parties in Interest. This Agreement shall bind and inure to the benefit of the parties named herein and their respective permitted successors and assigns, and nothing herein is intended or shall be construed to give any other person or entity any right, remedy or claim under, to or in respect of this Agreement. Except as otherwise provided in this Agreement, neither this Agreement nor any rights or obligations hereunder shall be assignable or delegable by any party without the prior written consent of the other party.

19.7 Compliance with Laws. Each party will comply with all applicable laws and regulations in performing its obligations under this Agreement.

19.8 Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

19.9 Severability. In case any provision of this Agreement or any application thereof shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

19.10 Further Assurances. Each party shall execute and deliver all such further documents and instruments and take all such further actions as may be reasonably required or appropriate to carry out the intent and purposes of this Agreement.

19.11 Survival. Any provision that by its nature or express terms is not capable of being fully performed prior to the expiration or termination of this Agreement, including, without limitation, Sections 10, 11, 12, 13, 14, 15 and 19, shall survive any termination or expiration of this Agreement.

19.12 Force Majeure. Neither party shall be liable for any delay or failure to fulfill any of its obligations under this Agreement, which delay or failure is due to circumstances beyond such party’s reasonable control.

19.13 Entire Agreement. This Agreement and the Exhibits hereto contain the entire understanding among the parties with respect to the transactions contemplated hereby and supersede all other agreements and understandings among the parties with regard to the subject matter hereof.

MD TECHNOLOGIES, INC.		EMORY HEALTHCARE, INC.

By:	/s/ Jose S. Canseco	By:	/s/ Michael Johns

Name:	Jose S. Canseco	Name:

Title:	CEO, Chairman	Title:

Date:	12/13/00	Date:

Exhibit A

My Medtopia Features

My Medtopia Features that can currently can be provided to Emory patients without connecting to the EHC system (“My Medtopia Health Manger”):

Emergency Contacts Lists

Allergies Tracker

Diseases and Conditions Research (Healthgate content)

Medical History Tracker

Family History Tracker

Medical Bills and Statements Tracker (logged by patient)

Personal Calendar

Appointment Manager Tracker

Contact Manager

Diet and Meal plans Tracker

Exercise and Fitness schedules Tracker

Vital Signs Tracker

Utilities for Giving Access to other people

Delivery of streaming video and similar content

My Medtopia features after interface with Emory’s IDX and other systems to provide interactivity to EHC patients. That interactivity can include as much or as little of the following:

View medical bills

Pay medical bills

View upcoming appointments

View medications

Request appointments and possibly schedule their own

View miscellaneous medical record information

Request prescription refills

Follow treatment plans assigned by their physician

Secure Messaging with Providers

Exhibit B

Required Insurance Coverage

One Million Dollars ($1,000,000.00) in Errors and Omissions Coverage; and

One Million Dollars ($1,000,000.00) in General Liability Coverage (including personal injury and (property damage).